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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                                DIATIDE, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                        Common Stock, $.001 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  252842100
            ------------------------------------------------------
                                (CUSIP Number)


                             John J. Suydam, Esq.
                      O'Sullivan, Graev & Karabell, LLP
                             30 Rockefeller Plaza
                                  41st Floor
                           New York, New York 10112
                                (212) 408-2400
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               January 1, 1999
--------------------------------------------------------------------------------
           (Date of Event Which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject to this Schedule 13D, and is filing this schedule because Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13-d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                              Page 1 of 11 Pages

CUSIP No. 252842100              SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Chase Venture Capital Associates, L.P.
          13-337-6808


2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /
3.   SEC Use Only

4.   Source of Funds

          WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

         California

                         7.   Sole Voting Power
                                   1,653,564

Number of Shares
                         8.   Shared Voting Power
 Beneficially                      Not applicable

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person                   1,653,564

     With
                         10.  Shared Dispositive Power
                                   Not applicable


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          1,653,564

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11
          14.5%

14.  Type of Reporting Person
          PN

                              Page 2 of 11 Pages

                                 SCHEDULE 13D

Issuer:           Diatide, Inc.                         CUSIP Number: 252842100


Preliminary Note.

                  The information contained herein has been adjusted to refelct a change in the reporting person's name and address.

Item 1.  Security and Issuer.

                  This statement relates to the Common Stock, par value $0.001 per share (the "Common Stock"), of Diatide, Inc., a New Hampshire corporation (the "Issuer"). The Issuer's principal executive offices are located at 9 Delta Drive, Londonderry, New Hampshire 03053.

Item 2.  Identity and Background.

                  The response to Item 2 is amended in its entirty to read as follows:

                  This statement is being filed by Chase Venture Capital Associates, L.P. (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                                 John R. Baron
                                 Christopher C. Behrens
                                 Mitchell J. Blutt, M.D.
                                 Arnold L. Chavkin
                                 I. Robert Greene
                                 Michael R. Hannon
                                 Donald J. Hofmann
                                 Stephen P. Murray
                                 John M.B. O'Connor
                                 Brian J. Richmand
                                 Shahan D. Soghikian
                                 Jonas Steinman
                                 Jeffrey C. Walker
                                 Damion E. Wicker, M.D.

                  Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chase Capital is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation, whose principal business office is located at the same address as CVCA. The general partner of each of Principals and European Principals is

                              Page 3 of 11 Pages

                                 SCHEDULE 13D

Issuer:           Diatide, Inc.                         CUSIP Number: 252842100

Chase Capital. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer of Chase Capital, each of whom is a U.S. citizen.

                  The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

                  To CVCA's knowledge, the response to Items 2(d) and (e) of
Schedule 13D is negative with respect to CVCA and all persons regarding whom information is required hereunder by virtue of CVCA's response to Item 2.

                  Insofar as the requirements of Items 3-6 inclusive of this
Schedule 13D Statement require that, in addition to CVCA, the information called for therein should be given with respect to each of the persons listed in this
Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CVCA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CVCA or a member of a group together with CVCA either for the purpose of Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.

                  Description of Transaction

                  On September 23, 1997, the Issuer and CVCA, Medsource S.A. and Neomed Fund Limited (the "Investors") entered into a Securities Purchase Agreement (the "Agreement"). Pursuant to the Agreement, CVCA purchased (i) 871,795 shares of the Issuer's Series A Convertible Preferred Stock (the "Preferred Stock"), which shares are immediately convertible into 871,795 shares of the Issuer's Common Stock (subject to adjustment), and (ii) Warrants to purchase 130,769 shares of the Issuer's Common Stock (the "Warrants") (subject to adjustment). CVCA's original cost basis for the above purchases is $8,500,000. The funds CVCA used to acquire the securities were from its contributed capital.

                  Prior to the above-described transaction, CVCA had been the beneficial owner of 651,000 shares of the Issuer's Common Stock.

                  CVCA disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

Item 4.  Purpose of Transaction.

                  The acquisition of the Issuer's equity securities has been made by CVCA for investment purposes. Although CVCA has no present intention to do so, CVCA may make additional purchases of Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, CVCA may decide to sell all or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

                              Page 4 of 11 Pages

                                 SCHEDULE 13D

Issuer:           Diatide, Inc.                         CUSIP Number: 252842100

                  Except as set forth in this Item 4, CVCA has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CVCA reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Exchange Act.

Item 5.  Interest in Securities of the Issuer.

                  CVCA is deemed to be the beneficial owner of 1,653,564 shares of the Issuer's Common Stock. CVCA's deemed beneficial ownership represents 14.5% of the Issuer's Common Stock on a fully diluted basis. Except as set forth in Item 4, CVCA has sole voting power and dispositive power with respect to its shares of Common Stock.

                  Except as reported in Item 6 below and incorporated herein by reference, there have been no transactions in the Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by CVCA.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

                  (a) Registration Rights Agreement. The Issuer and the Investors entered into a Registration Rights Agreement dated as of September 23, 1997 (the "Registration Agreement"). The Registration Agreement grants the Investors, including CVCA, certain demand rights with respect to registration under the 1933 Act. The Registration Agreement also grants "piggy-back" rights to CVCA to participate in certain registration statements filed by the Issuer.

                  (b) Warrant No. 1. CVCA has acquired from the Issuer Warrant No. 1 dated as of September 23, 1997. Warrant No. 1 allows CVCA to purchase up to 130,769 shares of Common Stock of the Issuer. The Warrants are immediately exercisable and will expire on September 23, 2007.

Item 7.  Material to be Filed as Exhibits.

         1. *Securities Purchase Agreement, dated as of September 23, 1997, among the Issuer and the Investors.

         2. *Registration Rights Agreement, dated as of September 23, 1997, among the Issuer and the Investors.

         3.       *Warrant No. 1, dated as of September 23, 1997.

         4. *Certificate of Designations of the Preferred Stock of Diatide, Inc. To be Designated Series A Convertible Preferred Stock.

SCHEDULE A

                  Item 2 information for executive officers and directors of Chase Capital.

* Filed Previously

                              Page 5 of 11 Pages

                                 SCHEDULE 13D

Issuer:           Diatide, Inc.                         CUSIP Number: 252842100


SCHEDULE B

                  Item 2 information for executive officers and directors of Chase.



                              Page 6 of 11 Pages

                                 SCHEDULE 13D

Issuer:           Diatide, Inc.                         CUSIP Number: 252842100


                                  SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1999           CHASE VENTURE CAPITAL ASSOCIATES, L.P.


                                   By:   CHASE CAPITAL PARTNERS,
                                         its General Partner


                                   By:  /s/ Jeffrey C. Walker
                                        ---------------------
                                        Name: Jeffrey C. Walker
                                        Title: Managing General Partner


                              Page 7 of 11 Pages

                                 SCHEDULE 13D

Issuer:           Diatide, Inc.                         CUSIP Number: 252842100

                                                                      SCHEDULE A




                          CHASE CAPITAL CORPORATION




                              Executive Officers


Chairman & Chief Executive Officer                    William B. Harrison, Jr.*

President                                             Jeffrey C. Walker**

Executive Vice President                              Mitchell J. Blutt, M.D.**

Vice President & Secretary                            Gregory Meridith*

Vice President & Treasurer                            Donna L. Carter**

Assistant Secretary                                   Robert C. Carroll*


                                  Directors


                          William B. Harrison, Jr.*
                             Jeffrey C. Walker**


------------------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.


** Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o CCP, 380 Madison Avenue, 12th Floor, New York, New York 10017.



                              Page 8 of 11 Pages

                                 SCHEDULE 13D

Issuer:           Diatide, Inc.                         CUSIP Number: 252842100


                                                                     SCHEDULE B



                       THE CHASE MANHATTAN CORPORATION




                             Executive Officers*



                   Walter V. Shipley, Chairman of the Board
                        Thomas G. Labrecque, President
             William B. Harrison, Jr., Vice Chairman of the Board
                Donald L. Boudreau, Vice Chairman of the Board
                   Marc Shapiro, Vice Chairman of the Board
                Joseph G. Sponholz, Vice Chairman of the Board
                  John J. Farrell, Director, Human Resources
      Frederick W. Hill, Director, Corporate Marketing and Communication
                     William H. McDavid, General Counsel




                                 Directors**


                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          -----------------------------

Frank A. Bennack, Jr.         President and Chief Executive Officer
                              The Hearst Corporation
                              959 Eighth Avenue
                              New York, NY 10019

Susan V. Berresford           President
                              The Ford Foundation
                              320 East 43rd Street
                              New York, NY 10017

M. Anthony Burns              Chairman, President and CEO
                              Ryder System, Inc.
                              3600 N.W. 82nd Avenue
                              Miami, FL 33166



------------------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.


** Each of the persons named below is a citizen of the United States of America.


                              Page 9 of 11 Pages

                                 SCHEDULE 13D

Issuer:           Diatide, Inc.                         CUSIP Number: 252842100


                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          -----------------------------

H. Laurance Fuller            Chairman of the Board and Chief Executive Officer
                              Amoco Corporation
                              200 East Randolph Drive
                              Chicago, IL 60601

Melvin R. Goodes              Chairman of the Board and
                              Chief Executive Officer
                              Warner-Lambert Company
                              201 Tabor Road
                              Morris Plains, NJ  07950

William H. Gray, III          President and Chief Executive Officer
                              United Negro College Fund, Inc.
                              8260 Willow Oaks Corporate Drive
                              P.O. Box 10444
                              Fairfax, VA 22031

George V. Grune               Retired Chairman and Chief Executive
                              Officer the Reader's Digest
                              Association, Inc.
                              Chairman of the Board
                              The DeWitt Wallace-Reader's Digest Fund
                              Lila Wallace-Reader's Digest Fund
                              2 Park Avenue, 23rd Floor
                              New York, NY 10016

William B. Harrison, Jr.      Vice Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY 10017-2070

Harold S. Hook                Chairman of the Board
                              American General Corporation
                              2929 Allen Parkway
                              Houston, TX 77019

Helene L. Kaplan              Of Counsel
                              Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue - Room 29-72
                              New York, NY 10022

Thomas G. Labrecque           President and Chief Operating Officer
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY 10017-2070

J. Bruce Llewellyn            Chairman of the Board
                              The Philadelphia Coca-Cola Bottling Company,
                              The Coca-Cola Bottling Company of Wilmington, Inc.
                              and Queen City Broadcasting, Inc.
                              The Philadelphia Coca-Cola Bottling Company
                              30 Rockefeller Plaza, 29th Floor
                              New York, New York 10112


                             Page 10 of 11 Pages

                                 SCHEDULE 13D

Issuer:           Diatide, Inc.                         CUSIP Number: 252842100


                              Principal Occupation or Employment;
Name                          Business or Residence Address
----                          -----------------------------

Edward D. Miller              Senior Vice Chairman of the Board
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY 10017-2070

Edmund T. Pratt, Jr.          Chairman Emeritus
                              Pfizer Inc.
                              Astors Lane
                              Port Washington, NY 11050

Henry B. Schacht              Chairman of the Board and
                              Chief Executive Officer
                              Lucent Technologies, Inc.
                              600 Mountain Avenue - Room 6A511
                              Murray Hill, NJ 07974

Walter V. Shipley             Chairman of the Board and Chief
                              Executive Officer
                              The Chase Manhattan Corporation
                              270 Park Avenue, 8th Floor
                              New York, NY 10017-2070

Andrew C. Sigler              Retired Chairman of the Board
                              and Chief Executive Officer
                              Champion International Corporation
                              1 Champion Plaza
                              Stamford, CT 06921

John R. Stafford              Chairman, President and Chief
                              Executive Officer
                              American Home Products Corporation
                              Five Giralda Farms
                              Madison, NJ 07940

Marina v.N. Whitman           Professor of Business Administration
                              and Public Policy
                              The University of Michigan
                                School of Public Policy
                              411 Lorch Hall, 611 Tappan Street
                              Ann Arbor, MI 48109-1220


                             Page 11 of 11 Pages